Exhibit 99.3

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the year ended April 30, 2022. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA on July 28, 2022.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRIC”) guidance as issued by the International Accounting Standards Board (“IASB”). Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions. Forward-looking statements are not guarantees.

In this MD&A, forward-looking statements include statements regarding: the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a party; product development; future revenue growth; research and development initiatives; changes to office locations; general market trends and developments; the timing and results of patent and IND filings, including with respect to the PolyTope TATX-03 cocktail; and the Company’s ability to sustain existing operations. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties and are based on certain assumptions, including: the progress, timing and costs related to the execution of the Company’s business plan and strategy; estimates and projections regarding the industry in which the Company operates; the future success of research and development activities; the absence of material changes in general business and economic conditions; estimates regarding the future financing and capital requirements; and the absence of adverse changes in relevant laws and regulations. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

These cautionary statements expressly qualify all forward-looking statements in this MD&A.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983, and is listed on the TSX Venture Exchange (the “TSXV”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA”. Trading on Nasdaq commenced at market open on December 30, 2020. The address of the Company’s head office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of five pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in this MD&A have been retroactively restated to reflect the Consolidation.

OVERVIEW

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies, dynamic scientists and business advisors – to optimize antibody discovery and development against rare and/or challenging epitopes.

The Company offers comprehensive support to its partners starting with customized project design, antigen preparation guided by computational analysis, an on-site vivarium, proprietary immunization services, a broad suite of discovery platforms, high-throughput characterizations, including functional screening, to facilitate lead candidate selection, lead optimization, antibody engineering and manufacturing, all under one contract.

The Company’s depth of experience, innovative technologies, scientific rigor, and focus on quality provide superior one-stop service solutions. This also supports the Company in its goal to reduce the time and risk associated with conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics contract research organization (“CRO”) space, as well as accretive growth through strategic expansion of its operations into Europe, by acquiring and integrating innovative technologies and investing in research and development (“R&D”).

Services

The Company’s capabilities include, but are not limited to, multi-omic data analysis, custom antigen modeling, design and manufacturing; proprietary B cell sorting, high-throughput screening and sequencing; custom, immune and proprietary naïve phage display libraries production and screening; hybridoma discovery and production with multiplexed, high-throughput screening and single clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays, epitope mapping, binning and developability profiling; bi-specific, single domain (such as variable domain of the heavy chain “VHH”, and variable new antigen receptor “VNAR” (shark)) antibody manufacturing; recombinant cloning and production and purification of antibodies and proteins in gram scale levels including characterization and validation; transient and stable cell line generation; antibody engineering, optimization including humanization; and cryopreservation and cryostorage.

The Company’s wholly owned subsidiaries, ImmunoPrecise Antibodies (Canada) Ltd. (“IPA Canada”) and ImmunoPrecise Antibodies (Europe) B.V. (consisting of the former ModiQuest Research B.V. and U-Protein Express B.V.) (“IPA Europe”), have been designated as approved CROs for leading, transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. Through IPA Canada and IPA Europe, the Company has made strategic investments in R&D activities to develop proprietary technologies enabling the application of its B cell Select® and DeepDisplay™ platforms to a broad range of species and strains, including transgenic animals.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Operations of the Company

The Company’s operations are based in Utrecht and Oss, the Netherlands, Diepenbeek, Belgium, Victoria, British Columbia, and Fargo, North Dakota.

The Company’s global management, operating out of North America and Europe, is responsible for all global oversight into pipeline development, finances and accounting, sales and marketing, investor communications, and information technology. To support management and the Board of Directors in exercising oversight, the Company implemented an enterprise resource management system (“ERP”) for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management. Comprehensive operational and management reporting capabilities were implemented to effectively support a geographically dispersed organization allowing managers access to the Company data globally.

The Company’s head office is located in Victoria, British Columbia. The headquarters for the US operations is based in Fargo, North Dakota, and allows the Company to take advantage of a US location that has a significant and diverse economy with a strong history of supporting global life science companies. The site in Fargo was opened in 2018 and serves as the address of ImmunoPrecise Antibodies (ND) Ltd. and ImmunoPrecise Antibodies (USA) Ltd. and offers the potential for future growth plans in the United States.

IPA Canada operates from Victoria, British Columbia, performing custom antibody generation since its inception. The Company has sought to increase its capabilities at its Victoria location by adding equipment for protein purification and measuring protein binding kinetics and high-throughput label-free protein-protein interactions, enlarging the vivarium, and further developing and improving technologies such as its B cell Select® platform.

Since the acquisitions of U-Protein Express B.V. (“UPE”) and ModiQuest Research B.V. (“MQR”) (now together named IPA Europe), the Company has focused on optimizing its cutting-edge technologies to support the development of novel therapeutic antibodies, bringing an expanded array of capabilities to partners in Europe, North America and the rest of the world. The former MQR team located in Oss added, among other capabilities, in depth expertise in in vitro antibody phage library generation and screening, as well as antibody characterization, including functionality and developability profiling, antibody optimization, including humanization, and antibody engineering to the Company’s extensive service portfolio.

As of January 1, 2021, UPE merged with IPA Europe to form one legal entity. The former UPE team continues its operations in the biotechnology hub of Utrecht and has been operating in the recombinant protein community for close to twenty years. IPA’s Utrecht site specializes in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types, using its proprietary expression platform rPEx®. Their operations have enabled the successful support of over five thousand different programs for pharmaceutical and biotechnology industries as well as leading, academic institutions.

On April 14, 2022, the Company completed the acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV. The Company paid a consideration of approximately €20.0 million to the vendors, consisting of an aggregate of 4,077,774 common shares and a cash payment of approximately €3.7 million. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

CRO services are the main focus of the Company’s business activities, though it also continues to develop an intellectual property portfolio of proprietary methods and physical assets through internal R&D, collaborations, acquisitions and in-licensing. The Company has invested strategically in the development and licensing of antibody discovery technologies and related intellectual property assets. These investments have been enhanced by internal discovery programs focused on novel therapeutic antibodies and vaccines in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, atherosclerosis, and COVID-19. These programs diversify the nature of opportunities by which pharmaceutical partners may choose to engage the Company by enabling co-development the in-licensing or sale of later-stage pre-clinical assets.

In 2019, the Company formed Talem Therapeutics LLC (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered therapeutic discovery programs, which includes a license for the use of Ligand Pharmaceuticals’ OmniAb® transgenic animals pursuant to a commercial platform license and services agreement dated October 30, 2019. Talem has the right to discover, develop and partner fully human antibodies from these animals. Talem offers strategic and selective partnerships with pharma companies using OmniAb transgenic animals or its alternative therapeutic antibody discovery capabilities available at IPA Canada and IPA Europe. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding Company shareholder dilution. The depth and speed of the offerings enable Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery and development.

STRATEGY AND OUTLOOK

The Company’s management team places an emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. The Company aims to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. The Company’s strategy also includes growth through alliances and partnerships, within both its research (Talem) and service sectors, as well as potential new market sectors such as pre-clinical and clinical manufacturing.

The Company’s objective is to continue growing as a preferred partner for therapeutic antibody researchers. Therefore, the Company’s aim is to deliver a comprehensive and integrated continuum of technologically advanced and high-throughput data-driven protein and antibody services to its partners to enable them to bring novel therapies to the clinic faster. The Company intends to continue focusing on the development and refinement of its integrated end-to-end platform, which, when coupled with strong scientific know-how, can help partners navigate through the process of lead candidate advancement. The Company offers customized solutions for antibody discovery while providing details via the project management team to ensure partners have the project data they need, with the security measures required to ensure their peace of mind.

In fall 2022, the Company will move its Utrecht location from its current premises in the Life Science Incubator to new, larger premises within the Utrecht Science Park. In the new location the Company will significantly increase its capacity for protein manufacturing and related services.

In the second half of 2023, the Company will move its Oss location to a new state-of-the-art facility within the Pivot Park campus. The move will increase space by almost 30%.

Both expansions are a strategic commitment to the locations of IPA Europe and will enable the Company to significantly increase capacity, personnel and service offerings to serve the increasing market needs in Europe, North America and Asia.

The Company believes its strategy is supported by growing trends in pharma and finance. Large pharmaceutical companies continue to outsource research, with trends showing an increase on the reliance of external partners to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. A report by

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Mike Straus dated March 10, 2022, titled “CRO Update: Where are Contract Research Organizations Headed?” supports this concept while stating that, despite challenges such as controlling sponsors, a labor shortage, and market consolidation, the CRO industry will continue to be buoyed by growing demand for outsourced R&D services. The article states that the main factors driving CRO performance over time include outsourcing of more work by Big Pharma, robust biopharmaceutical funding, new biotech start-ups gaining financing, regulators asking for more data and imposing more protocol requirements, a more crowded pharmaceutical marketplace, and a push by pharma companies to find better competitive differentiators.

To streamline, many large pharmaceutical companies are limiting the number of external partners that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline, as the Company believes it can do.

According to a report titled “Global and China Monoclonal Antibody Industry Report, 2019-2025” published in April 2019 on ResearchandMarkets.com, the key industry participants serving the monoclonal antibodies market are Novartis, Merck & Co., Amgen, AbbVie, Johnson & Johnson and Roche.

In May 2020, ResearchandMarkets.com stated in their report “Global Antibody Production Market (2020 to 2025) – Growth, Trends, and Forecasts” that investments by pharma and biotech companies in antibody R&D are expected to increase given the rising prevalence of cancer, infectious diseases, and autoimmune and other chronic diseases. Additionally, a piece on the website for Genetic Engineering & Biotechnology News titled “Antibody Discovery Looks over the Horizon” published on February 7, 2019, stated that antibodies are a mainstay in oncology as physicians move away from other types of therapies such as small molecules. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector, according to Objective Capital Partners’ report on the CRO sector fundamentals, as noted above.

The market for therapeutic antibodies was worth US$115 billion in 2018 and according to a study published in the Journal of Biomedical Science in January 2020, it is estimated that the human therapeutic antibody market will grow to US$300 billion in 2025. The biopharmaceuticals sector is the fastest growing pharma sector. While the sale of therapeutic antibodies increased by 93% from US$84 billion in 2014 to nearly US$163 billion in 2019, other recombinant protein therapeutics have remained unchanged over the same period, according to “The Therapeutic Monoclonal Antibody Product Market” published in October 2020, in BioProcess International. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies. In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with the 100th monoclonal antibody approved by the United States Food and Drug Administration (“FDA”) as of May 2021 (Nature Reviews Drug Discovery) and a further 17 investigational antibody therapeutics in regulatory review in either the United States or Europe as of June 2022 according to AntibodySociety.org.

The protein and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to US$5.6 billion, according to GrandViewResearch.com. ResearchandMarkets.com expect the research antibody market size to reach US$5.9 billion by 2028, with a CAGR of 6.4%, with the majority driven by a rise in R&D initiatives by biopharmaceutical and biotechnology companies and government bodies.

COVID-19 R&D

There is an ongoing need for therapeutics to protect against COVID-19 even now that vaccines are available, as vaccines do not provide protection for all individuals. This is particularly true for immunocompromised individuals such as the elderly, cancer patients, individuals with HIV or those undergoing bone marrow and organ transplants, whose immune systems are too weak to mount an effective response upon vaccination. In addition, SARS-CoV-2 vaccines appear to be less effective against variants of the virus. Without 100% protection, important segments of higher exposure risk populations will likely be left unprotected – namely frontline workers and those living in group care.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Therapeutic antibodies are providing breakthrough medicines for cancer, inflammation, autoimmune and infectious diseases due in part to their high on-target affinity and exquisite specificity making them highly efficacious with good safety profiles.

Technological advances in antibody discovery methods such as B cell sorting now enable the rapid and systematic generation of high-quality fully human antibodies from healthy donors, diseased patients, and transgenic animals. Furthermore, when therapeutic antibodies are combined into cocktails, they can provide unique protection against infectious diseases by working synergistically to neutralize pathogens via multiple mechanism of action engaged in concert, boosting potency beyond the sum of their individual components. Single antibodies are vulnerable to mutagenic escape and can be rendered ineffective by a single point mutation in the pathogen. In contrast, antibody cocktails may protect against mutagenic escape because they cover a larger epitope footprint on the pathogen’s surface than possible with a single antibody, providing longer-lasting protection against emerging mutations.

The Company’s diverse panel of anti-SARS-CoV-2 antibodies with therapeutic potential can be curated into synergistic cocktails, providing opportunities for out-licensing and sponsorship deals which the Company believes would enable it to respond quickly to emerging viral variants as well as formulation into bi- or multi-specifics. The Company has successfully completed pre-clinical studies in Syrian hamsters and could demonstrate powerful in vivo efficacy in both therapeutic and prophylactic settings.

On January 27, 2022, Talem, filed for patent protection of its PolyTope® TATX-03 antibody cocktail via the PCT (Patent Cooperation Treaty) system (which has 154 member states) as well as national filings in the US, Taiwan, Argentina, and Paraguay, enabling the Company to pursue patent protection of the PolyTope TATX-03 cocktail in all sizeable potential markets. In the meantime, the PolyTope TATX-03 remaining non-clinical safety studies are expected to conclude in Q2 of CY2022. At the request of the FDA, the Company has prepared a comprehensive status update demonstrating the performance of PolyTope TATX-03 toward Omicron (B.1.1.529), and other variants of concern, for review. The Company expects that, upon completion of its ongoing studies, the data will enable the Company to file an Investigational New Drug (“IND”) application in Q3 of CY2022. The approval of the FDA with respect to the IND application will be required prior to commencing first-in-human clinical studies.

The Company is presently manufacturing clinical batches of the fully human, lead monoclonal antibodies of its TATX-03 cocktail and aims to use the resulting data to support conversations with sponsors, potential partners, and funding agencies. The Company anticipates similar cocktail formulations, including its bi-specific formulations, to also follow into pre-clinical testing in the near-term. As result, the Company anticipates that such developments will provide on-going opportunities for commercialization.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2022, 2021, and 2020.

(in thousands)	2022 $	2021 $	2020 $
Revenue	19,364	17,912	14,058
Cost of sales	(8,381)	(6,374)	(6,024)
Operating expenses	(27,731)	(19,137)	(12,587)
Net (loss) earnings	(16,709)	(7,340)	(4,947)
Total assets	75,765	66,959	27,263
Total liabilities	(11,068)	(10,035)	(12,177)
Dividends declared	—	—	—
Earnings (loss) per share	(0.85)	(0.45)	(0.35)

During fiscal year 2022, the Company achieved revenue growth of 8.1%. Expenses and Net loss were higher in the year ended April 30, 2022, due to investments in research and development, consulting and professional fees incurred to support the Company’s strategies, and higher salaries and benefits as the Company strategically added roles in sales and marketing. Growth in assets is most notably due to the acquisition of BioStrand using $3.7 million of cash and the issuance of 4,077,774 common shares.

OVERALL PERFORMANCE AND LIQUIDITY

The Company continued to emphasize the value of technologically advanced discovery programs utilizing diverse animal repertoires and multiple technologies with unique advantages, while continuing to achieve organic revenue growth through market penetration and service diversification in the biologics CRO space. The Company achieved revenues of $19.4 million during the year ended April 30, 2022, an 8.1% increase over 2021 revenues of $17.9 million.

The Company continues to expand its commitment to R&D initiatives aimed at introducing new technological capabilities through both internal development and external partnerships, including R&D projects related to COVID-19 and other internal programs. At Talem, the Company develops a diverse pipeline of pre-clinical programs with the objective to partner, out-license or sell for further clinical and commercial development. During the year ended April 30, 2022, the Company invested $6.7 million in R&D.

As of April 30, 2022, the Company had cash on hand of $30.0 million compared to $41.8 million as of April 30, 2021. The Company’s internal forecast indicates the cash on hand is expected to sustain its existing operations, support its Nasdaq and TSXV on-going listing costs and satisfy its obligations for at least one year. The Company may need to raise additional capital to fund its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends, in part, on the prevailing market conditions and profitability of its operations.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

RESULTS OF OPERATIONS

Comparison of the years ended April 30, 2022 and 2021

Revenue

(in thousands)	Year ended April 30, 2022 $	Year ended April 30, 2021 $	Change $	Change %
Project revenue	17,356	15,910	1,446	9.1%
Product sales revenue	1,652	1,897	(245)	-12.9%
Cryostorage revenue	356	105	251	239.0%

Total revenue	19,364	17,912	1,452	8.1%

The Company achieved revenue of $19.4 million during the year ended April 30, 2022, an 8.1% increase from the year ended April 30, 2021. During the year ended April 30, 2021, the Company, through its Talem subsidiary, sold its first internally generated therapeutic antibody asset. Excluding that sale from 2021, the Company’s CRO revenue growth was 15.9%.

Project revenue of $17.4 million was $1.4 million, or 9.1%, higher than last year. Growth is driven primarily by the Company’s B cell Select® platform, with expansion in both the number and size of projects under contract.

Product sales during the year ended April 30, 2022 totaled $1.7 million, a decrease of $0.2 million, or 12.9%, compared to last year. The higher product sales during the year ended April 30, 2021 relates to the Company’s first sale of an internally generated therapeutic antibody asset. The Company achieved growth of catalog sales of $0.7 million during the year ended April 30, 2022 as compared to last year. Catalog products include antibodies, enzymes, enzyme activity assays, arthritis animal products, proteins, deiminated proteins, organoid growth factors and hybridoma licensing for research purposes.

Gross Profit

(in thousands)	Year ended April 30, 2022 $	Year ended April 30, 2021 $	Change $	Change %
Gross profit	10,983	11,538	(555)	-4.8%

% of total revenue	57%	64	%

Gross profit totaled $11.0 million during the year ended April 30, 2022, compared to $11.5 million during the year ended April 30, 2021. The gross profit margin for the year ended April 30, 2022 is within management’s expectations given the Company’s consistent method of allocating overhead expense to cost of sales. During the year ended April 30, 2021 the Company sold its first internally developed therapeutic antibody, the costs for which had been expensed as research in a prior year as required by IFRS. Gross profit margin was 61.8% during the year ended April 30, 2021 when removing the effect of this sale.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Expenses

(in thousands)	Year ended April 30, 2022 $	Year ended April 30, 2021 $	Change $	Change %
Advertising	740	691	49	7.1%
Amortization and depreciation	2,567	2,737	(170)	-6.2%
Asset impairment charge	167	—	167	N/A
Bad debt expense (recovery)	(2)	4	(6)	N/A
Consulting fees	1,225	348	877	252.0%
Foreign exchange loss	4	163	(159)	-97.5%
Insurance	1,886	748	1,138	152.1%
Interest and bank charges	334	517	(183)	-35.4%
Management fees	48	269	(221)	-82.2%
Office and general	1,165	1,443	(278)	-19.3%
Professional fees	2,615	1,428	1,187	83.1%
Rent	168	191	(23)	-12.0%
Repairs and maintenance	210	134	76	56.7%
Research and development	6,693	1,974	4,719	239.1%
Salaries and benefits	6,581	5,600	981	17.5%
Share-based payments	3,083	2,748	335	12.2%
Telephone and utilities	48	68	(20)	-29.4%
Travel	199	74	125	168.9%

Total operating expenses	27,731	19,137	8,594	44.9%

Variances of note in the Company’s expenses for the year ended April 30, 2022 compared to the year ended April 30, 2021 include:

•

Research and development increased to $6.7 million from $2.0 million in 2021, due to the strategic investment in research the Company is undertaking, including the Company’s SARS-CoV-2 PolyTope® cocktail and other research projects.

•	Professional fees totaled $2.6 million compared to $1.4 million during the year ended April 30, 2021, an increase of $1.2 million, primarily supporting the acquisition of BioStrand.

•	Insurance increased to $1.9 million from $0.7 million in 2021. The Company’s D&O insurance premium increased during the year ended April 30, 2021 due to the December 30, 2020 listing on the Nasdaq.

•

Salaries and benefits totaled $6.6 million, compared to $5.6 million during the year ended April 30, 2021, an increase of $1.0 million. The increase includes the addition of strategic leadership roles in sales and marketing to support the Company’s organic growth, routine pay increases, and the addition of director cash compensation effective after the November 2020 Annual General Meeting.

•

Consulting fees totaled $1.2 million compared to $0.3 million during the year ended April 30, 2021. The Company incurred increased consulting expenses related to research and development, capital markets, and strategic initiatives.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Other Income / Expense

(in thousands)	Year ended April 30, 2022 $	Year ended April 30, 2021 $	Change $
Accretion	(85)	(346)	261
Grant income	55	1,895	(1,840)
Subsidy income	20	844	(824)
Interest and other income	279	282	(3)
Unrealized foreign exchange gain (loss)	631	(1,071)	1,702

Total other income (expense)	900	1,604	(704)

The Company recorded other income of $0.9 million during the year ended April 30, 2022, compared to other income of $1.6 million during the year ended April 30, 2021. During the year ended April 30, 2021, the Company received COVID related Grant and Subsidy income. Unrealized foreign exchange gain was $0.6 million during the year ended April 30, 2022 compared to a loss of $1.1 million during the year ended April 30, 2021, a result of currency revaluations of held US dollars at the current quarter-end exchange rate.

Net Loss

The Company recorded a net loss of $16.7 million during the year ended April 30, 2022, compared to a net loss of $7.3 million for the year ended April 30, 2021. The $9.4 million increased net loss is primarily due to the Company’s investment in R&D, increased professional and consulting fees, increased insurance costs, increased salaries and benefits to support the Company’s strategic plans and operations, and lower grant and subsidy income.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

FOURTH QUARTER

Comparison of the three months ended April 30, 2022 and 2021

Revenue

(in thousands)	Three Months Ended April 30,
	2022 $	2021 $	Change $	Change %
Project revenue	4,704	4,582	122	2.7%
Product sales revenue	475	197	278	141.1%
Cryostorage revenue	60	98	(38)	-38.8%

Total revenue	5,239	4,877	362	7.4%

The Company achieved revenue of $5.2 million during the three months ended April 30, 2022, a 7.4% increase from the three months ended April 30, 2021.

Project revenue of $4.7 million was $0.1 million, or 2.7%, higher than the same period last year.

Product sales during the three months ended April 30, 2022 totaled $0.5 million, an increase of $0.3 million, compared to the same period last year. Product sales growth primarily relates to growth of catalog sales of during the three months ended April 30, 2022 as compared to the same period last year. Catalog products include antibodies, enzymes, enzyme activity assays, arthritis animal products, proteins, deiminated proteins, organoid growth factors and hybridoma licensing for research purposes.

Gross Profit

	Three Months Ended April 30,
(in thousands)	2022 $	2021 $	Change $	Change %
Gross profit	3,316	2,777	539	19.4%

% of total revenue	63%	57%

Gross profit totaled $3.3 million during the three months ended April 30, 2022, compared to $2.8 million during the three months ended April 30, 2021. The gross profit margin for the three months ended April 30, 2022 is within management’s expectations given the Company’s consistent method of allocating overhead expense to cost of sales.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Expenses

	Three Months Ended April 30,
(in thousands)	2022 $	2021 $	Change $	Change %
Advertising	151	186	(35)	-18.8%
Amortization and depreciation	619	612	7	1.1%
Asset impairment charge	—	—	—	N/A
Bad debt expense	15	27	(12)	-44.4%
Consulting fees	575	30	545	1816.7%
Foreign exchange loss	20	21	(1)	-4.8%
Insurance	416	447	(31)	-6.9%
Interest and bank charges	76	119	(43)	-36.1%
Management fees	48	—	48	N/A
Office and general	417	463	(46)	-9.9%
Professional fees	1,480	315	1,165	369.8%
Rent	54	44	10	22.7%
Repairs and maintenance	49	(50)	99	N/A
Research and development	906	616	290	47.1%
Salaries and benefits	1,948	1,675	273	16.3%
Share-based payments	786	1,322	(536)	-40.5%
Telephone and utilities	13	17	(4)	-23.5%
Travel	30	32	(2)	-6.3%

Total operating expenses	7,603	5,876	1,727	29.4%

Variances of note in the Company’s expenses for the three months ended April 30, 2022 compared to the three months ended April 30, 2021 include:

•	Professional Fees increased to $1.5 million from $0.3 million in 2021, primarily due to increased legal and accounting fees related to the BioStrand acquisition.

•	Consulting Fees increased $0.5 million in the fourth quarter due as advisors were engaged to support the Company strategies.

•

Research and development increased to $0.9 million from $0.6 million in 2021, due to the strategic investment in research the Company is undertaking, including the Company’s SARS-CoV-2 PolyTope® cocktail and other research projects.

•

Salaries and benefits totaled $1.9 million, compared to $1.7 million during the year ended April 30, 2021, an increase of $0.3 million. The increase includes the addition of strategic roles in sales, marketing, and lab operations.

•

The Company recorded share-based payments expense of $0.8 million, compared to $1.3 million during the year ended April 30, 2021. The decrease in expense of $0.5 million is primarily due to the vesting of options awarded to employees of the Company on January 6, 2021. The option plan is aimed at aligning staff to the Company’s growth plans.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Other Income / Expense

	Three Months Ended April 30,
(in thousands)	2022 $	2021 $	Change $
Accretion	(20)	(59)	39
Grant income	19	14	5
Subsidy income	—	448	(448)
Interest and other income (expense)	109	(275)	384
Unrealized foreign exchange loss	(190)	(1,041)	851

Total other income (expense)	(82)	(913)	831

The Company recorded other expense of $0.1 million during the three months ended April 30, 2022, compared to other expense of $0.9 million during the three months ended April 30, 2021. The Company incurred unrealized foreign exchange loss of $0.2 million compared to $1.0 million during the year ended April 30, 2021, a result of currency revaluations of held US dollars at the current quarter-end exchange rate. Subsidy income was nil during the three months ended April 30,2022, as compared to $0.4 million related to COVID-19 subsidy programs during the same period last year. Interest and other income of $0.1 million during the three months ended April 30, 2022 was due to the gain recorded on the Company’s investment in QVQ (see footnote 8 of the consolidated financial statements).

Net Loss

The Company recorded a net loss of $4.6 million during the year ended April 30, 2022, compared to a net loss of $5.0 million for the three months ended April 30, 2021. The Company achieved higher gross profits, while incurring reduced unrealized foreign exchange loss and income tax expense, partially offset by higher professional fees and consulting fees.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021
Total revenue	5,239	4,815	4,722	4,587
Cost of sales	1,923	2,229	2,147	2,082
Gross profit	3,316	2,586	2,575	2,505
Operating expenses	7,603	6,893	7,263	5,971
Other income (expenses)	(82)	689	(131)	424
Income taxes	275	208	190	188
Net loss	(4,644)	(3,826)	(5,009)	(3,230)
Basic and diluted loss per share*	(0.22)	(0.20)	(0.26)	(0.17)

	Three Months Ended ($)
(in thousands, except share data)	April 30, 2021	January 31, 2021	October 31, 2020	July 31, 2020
Total revenue	4,876	4,516	4,755	3,765
Cost of sales	2,099	954	1,966	1,355
Gross profit	2,777	3,562	2,789	2,410
Operating expenses	5,877	4,822	5,054	3,384
Other income (expenses)	(913)	56	1,855	606
Income taxes	1,021	89	54	181
Net loss	(5,034)	(1,294)	(464)	(549)
Basic and diluted loss per share*	(0.29)	(0.08)	(0.03)	(0.01)

*	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

Revenue

The Company achieved its highest revenues on record during the three months ended April 30, 2022, exceeding $5.0 million, continuing an upward trend over the past eight quarters. This revenue growth has been driven primarily by the Company’s CRO business, which has seen an increase in both the volume and financial value of partner contracts. The Company has achieved success expanding the breadth and depth of services offered, onboarding new partners including top pharma companies, and growing its existing partner business. In addition, during the three months ended January 31, 2021, the Company made its first notable sale through its subsidiary Talem for $1.2M.

Gross Profit

The Company’s annual gross profit margins have historically been in the 54-64% range, which is in line with management’s expectation.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

During the three months ended January 31, 2021, the Company’s gross profit margin of 79% was primarily the result of a notable sale of an internally generated therapeutic antibody for $1.2 million. The costs related to this sale were expensed in a prior fiscal year.

Historically, allocations of overhead to cost of sales were estimated and periodically adjusted. Leveraging the new ERP system, beginning the three months ended April 30, 2021, the Company implemented a process for consistent monthly overhead allocations.

Operating Expense

The Company’s operating expenses have trended up over the last eight quarters as the Company invested in R&D, completed the BioStrand acquisition, prepared for and completed the Nasdaq listing, and added key leaders and technical employees to the team to aid in executing the Company’s strategies.

Other Income (Expense)

During the year ended April 30, 2021, the Company received $1.9 million in grant income related to COVID-19 research, along with government subsidies of $0.8 million. During the past five quarters the Company recorded unrealized foreign exchange (losses) or gains related to US dollar bank accounts of $0.5 million, ($0.1 million), $0.4 million and ($1.0 million) for the periods ended January 31, 2022, October 31, 2021, July 31, 2021 and April 30, 2021, respectively.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the year ended April 30, 2022.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

(in thousands)	April 30, 2022 $	April 30, 2021 $
Net loss	(16,709)	(7,340)
Income taxes	861	1,345
Amortization and depreciation	3,769	3,713
Accretion	85	346
Asset impairment charge	167	—
Foreign exchange realized loss	4	163
Interest expense	302	517
Interest and other income	(279)	(282)
Unrealized foreign exchange loss (gain)	(631)	1,071
Share-based payments	3,083	2,748

Adjusted EBITDA	(9,348)	2,281

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

(in thousands)	April 30, 2022 $	April 30, 2021 $
Operating expenses	(27,731)	(19,139)
Amortization and depreciation	2,567	2,737
Asset impairment charge	167	—
Foreign exchange loss	4	163
Interest expense	302	517
Share-based payments	3,083	2,748

Adjusted Operating Expenses	(21,608)	(12,974)

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

FINANCING ACTIVITIES

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe. The common shares were valued at $511,405.

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.6 million. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity. The maturity date is May 15, 2022 for $2.6 million of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share. The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days. The Company paid finders cash commissions totaling $82,580 and incurred legal and filing fees of $29,331.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of U-Protein. The common shares were valued at $1.0 million.

During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to exercise of stock options for total gross proceeds of $683,755. During the year ended April 30, 2021, Company issued 2,568,417 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million.

During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to conversion of $990,000 principal balance of convertible debentures.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million; net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

On February 10, 2021, the Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million; net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe. The common shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand. The common shares were valued at $18.4 million.

During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95.

During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debenture.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On December 11, 2020, the Company filed a $150 million shelf registration statement with the TSXV which was filed with the United States Securities and Exchange Commission (the “SEC”) on January 5, 2021, under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the shelf registration statement through the 25-month expiration period.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company, at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million, net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

On February 10, 2021, Company also issued an additional 242,443 common shares at a price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million, net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

In connection with the public offering, the Company issued underwriter warrants to purchase 130,111 common shares with an exercise price of U.S. $16.81, or 125% of the public offering price with an expiry date of February 3, 2026.

As of April 30, 2022, the Company held cash of $30.0 million (April 30, 2021 – $41.8 million) and had working capital of $28.2 million (April 30, 2021 – $42.8 million). During the year ended April 30, 2022, the cash used in operating activities was $9.9 million. As part of the investing activities, the Company made equipment purchases of $1.3 million, and paid cash of $3.7 million as part of the acquisition of BioSTrand. As part of the financing activities, the Company received $3.9 million from issuing common shares, and incurred lease repayments of $1.0 million.

As of April 30, 2022, the Company has an annual commitment of €0.7 million related to a lease agreement for a new facility for its Utrecht, the Netherlands location, and an estimated annual commitment of €0.5 million related to a lease agreement to lease a new facility for its Oss, the Netherlands location. The Company has also entered into an agreement advancing the Company’s SARS-CoV-2 PolyTope® Cocktail, with a current obligation of US$7.9 million over the next six months.

On October 13, 2021, the Company established an at-the-market (“ATM”) equity offering facility. An ATM Agreement was entered into with H.C. Wainwright & Co., LLC as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company having an aggregate gross sales price of up to U.S. $50 million. See Footnote 14 of the condensed interim financial statements for the year ended April 30, 2022 for further information on the ATM Facility.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Although the Company is a going concern and, according to management’s estimates, has sufficient cash reserves to sustain existing operations for at least one year, the Company does not have cash reserves to fund all its strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets or curtail or discontinue the Company’s operations.

CAPITAL EXPENDITURES

The Company made equipment purchases of $1.3 million during the year ended April 30, 2022 (2021 - $1.4 million).

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of July 27, 2022 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	24,836,723	NA	NA
Stock options	131,900	$5.05	September 18, 2022
Stock options	30,000	$3.25	January 3, 2023
Stock options	140,000	$2.35	February 7, 2023
Stock options	8,000	$5.05	April 3, 2023
Stock options	19,000	$4.75	September 24, 2023
Stock options	20,000	$4.10	November 7, 2023
Stock options	180,000	$5.00	December 31, 2023
Stock options	60,000	$5.00	January 11, 2024
Stock options	270,000	$8.50	September 1, 2025
Stock options	228,667	$20.30	January 6, 2026
Stock options(1)	10,000	$7.72	May 9, 2026
Stock options	45,000	$9.19	August 5, 2026
Stock options	28,250	$6.89	January 2, 2026
Stock options	338,000	$7.94	January 7, 2027
Stock options	39,000	$8.30	January 7, 2027
Stock options	25,000	$6.35	February 22, 2024
Stock options	80,000	$5.79	May 15, 2027
Warrants(1)	130,111	$16.81	February 3, 2026

Total	26,619,651

(1)	Priced in USD.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

SUBSEQUENT EVENTS

Subsequent to the year ended April 30, 2022, the Company issued 50,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.1 million. A value of $0.1 million was transferred from contributed surplus to share capital as a result.

Subsequent to the year ended April 30, 2022, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

Subsequent to the year ended April 30, 2022, the Company granted 80,000 stock options at a price of $5.79 per share for a period of 5 years. The options are subject to the following vesting period: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates, assumptions, and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgements are as follows:

Judgements

Business combinations

Acquisitions of a business are accounted for as a business combination if the assets acquired and liabilities assumed constitute a business in accordance with IFRS 3. Judgement is required to determine if the transaction meets the definition of a business combination.

During the year ended April 30, 2022, the Company acquired all the issued and outstanding shares of Idea Family BV, BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), as detailed in Note 7. Management concluded that BioStrand met the definition of a business, and accounted for the transaction as a business combination.

The acquisition of BioStrand includes potential future earn-out payments dependent on the future profitability of the business. Judgement is required to determine whether the payments constitute an exchange for the business or are transactions separate from the business combination. The potential future earn-out payments to the selling shareholders of BioStrand will be accounted for separate from the business combination.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). Management applies judgement to determine CGUs. Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs, the Company’s Oss and Utrecht locations at IPA Europe. The goodwill allocated to Oss and Utrecht was $2.8 million and $4.3 million, respectively, as at April 30, 2022.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Estimates

Business combinations

At acquisition date, the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair value. Goodwill is measured as the excess of the consideration transferred over the net of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed. Estimates are required to determine the fair value of assets acquired and liabilities assumed, and estimated fair values may vary from prices that would be achieved in an arm’s length transaction at the acquisition date (see footnote 7 of the consolidated financial statements).

Impairments

The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2022 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. A weighted average cost of capital of 14.27% was used in the assessments of the two CGUs (see footnote 11 of the consolidated financial statements).

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted no new accounting standards during the year ended April 30, 2022.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed Disclosure & Procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to CEO and CFO by others within the Company, and such disclosure procedures are effective to perform the function for which they were established; in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and

•

information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, with the participation of the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended), at the end of the period. Based on their evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of April 30, 2022.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings - the Chief Financial Officer of the Company has filed a Certificate with respect to the financial information contained in the consolidated financial statements for the year ended April 30, 2022, Annual Information Form, and this accompanying MD&A (together, the “Annual Filings”).

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR at www.sedar.com and SEC at www.sec.gov.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at April 30, 2022, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Information Form for the fiscal year ended April 30, 2022. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. The risks described below are not the only ones the Company will face. If any of these risks actually occurs, the Company business, financial condition or results of operations may be materially and adversely affected. In that case, the trading price of the Company’s securities could decline and investors in such securities could lose all or part of their investment.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Financial Position and Additional Needs for Liquidity and Capital

The Company is a biopharmaceutical company focused on the development of novel, therapeutic antibodies. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. The Company does not have any products approved by regulatory authorities and has not generated substantial revenues from collaboration and licensing agreements or clinical product sales to date, and has incurred significant research, development and other expenses related to ongoing operations and expects to continue to incur such expenses. As a result, the Company has not been profitable and has incurred operating losses in every reporting period since its inception and has a significant accumulated deficit. Operating costs are expected to increase in the near term as the Company continues product development efforts and expects to continue until such time as any future product sales, royalty payments, licensing fees, and/or milestone payments are sufficient to generate revenues to fund continuing operations. In addition, the Company’s operating expenses are expected to increase compared to last year as a result of its United States public reporting company status. The Company is unable to predict the extent of any future losses or when this business section will become profitable, if ever. Even if the Company achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Research and Development and Product Development

The Company is a life science company that makes customized antibodies and is engaged in the research and product development of new antibodies, processes, procedures and innovative approaches to the antibody production. The Company has been engaged in such research and development activities for over 30 years and has had significant success. Continued investment in retaining key scientific staff, as well as an ongoing commitment in research and development activities, will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime™, B cell Select™, DeepDisplay™ and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new partners.

Competition

Although the Company believes that there are only a limited number of full-service, biologics, CRO firms, the Company may face intense competition in selling its products and services. Some competitors may have marketing, financial, development and personnel resources which exceed those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Company’s business, financial condition and results of operations. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy partner demands, (ii) superior partner service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and partner support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of the Company’s products or level of service to partners or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Partner reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the acquisitions translate to spreading the Company’s footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Competition and Obsolescence

The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. The Company competes with companies around the world that are engaged in the development and production of products and services, including pharmaceutical companies, biotechnology companies, and contract research companies. Academic institutions, governmental agencies and other research organizations also are conducting research and developing technologies in areas in which the Company provides services, either on its own or through collaborative efforts. The Company’s pharmaceutical and biotechnology company partners have internal departments that provide products and services that directly compete with the Company’s products and services. Many of the Company’s competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than the Company does, and some of its competitors may also operate with a lower cost structure. The Company anticipates that it will face increased competition in the future as it expands its operations and its products and services and as new companies enter the market and advanced technologies become available. The Company’s products, services and expertise may become obsolete or uneconomical due to technological advances or entirely different approaches developed by the Company, its partners or one or more of its competitors. For example, advances in databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease may render some of its technologies obsolete. While the Company plans to develop technologies that will give it a competitive advantage, it may not be able to develop the technologies necessary for it to successfully compete in the future. Additionally, the existing approaches of the Company’s competitors or new approaches or technologies developed by its competitors may be more effective than those it develops. The Company may not be able to compete successfully with existing or future competitors.

Other competitive factors could force the Company to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to the Company’s drug candidates. If the Company is not able to compete effectively against current and future competitors, its business will not grow and its financial condition and operations will suffer.

Intellectual Property Protection

The Company’s success will depend on its ability to obtain, protect and enforce patents on its technology and products. Any patents that the Company may own or license in the future may not afford meaningful protection for its technology and products. The Company’s efforts to enforce and maintain its intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents the Company may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or it may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which the Company depends may not result in the issuance of patents. Even if the Company’s rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by the Company’s patents. Further, since there is a substantial backlog of patent applications at the various patent offices, the approval or rejection of the Company and its competitors’ patent applications may take several years.

In addition to patent protection, the Company also relies on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of the Company’s trade secrets and proprietary information, the Company requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide the Company with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in the Company’s industry, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities the Company conducts. In some situations, the Company’s confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom its employees, consultants or advisors have prior employment or consulting relationships. Although the Company require its employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to its trade secrets. The Company’s failure to protect its proprietary information and techniques may inhibit or limit its ability to exclude certain competitors from the market and execute its business strategies.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business will be dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

Further, many of the Company’s operations are comprised of complex mechanical systems that are subject to periodic failure, including aging fatigue. Such failures are unpredictable, and while the Company has made significant capital expenditures designed to create redundancy within these mechanical systems, strengthened biosecurity, improved operating procedures to protect against such contaminations, and replaced impaired systems and equipment in advance of such events, failures and/or contaminations may still occur.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality of standard of the Company’s products and services expected from partners.

There is no assurance that the Company will be able to expand and operate such state of the art laboratory services and recruit and retain qualified staff.

The Company produces and supplies antibodies and there is no guarantee that such production will be successful and produce the desired results. As a result, the Company continues to be exposed to potential liability that may exceed any insurance coverage that the Company may obtain in the future. As a result, the Company may incur significant liability exposure, which may exceed any insurance coverage that the Company may obtain in the future. Even if the Company elects to purchase such insurance in the future, the Company may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims may increase the Company’s operating loss and affect its financial condition.

Pandemic Risk

The Company is currently unable to determine whether the ongoing COVID-19 pandemic will have a negative effect on the Company’s results for the duration of the outbreak. There has been minimal impact on the Company’s operations and results to date, and the Company has not experienced negative impact on partner sales or the supply chain. The Company’s sales, operations and financial performance could suffer given a potential rapidly spreading virus. Internally, the virus may infect its employees resulting in operating at lower productivity levels or even a complete laboratory shutdown. The Company’s business is dependent on its laboratories to produce its products and services which if not operating will impact the financial performance of the company and its ability to meet its obligations. The Company has diversified geographic locations with the ability to perform similar services at other sites. In addition, certain roles have the ability to work remotely, and the Company has business interruption insurance which may aid in the recovery of lost profits. External factors may also contribute to this risk, such as the impact of a pandemic on the Company’s partners and suppliers.

Selection and Integration of Acquired Businesses and Technologies

The Company has expanded its business through acquisitions. The Company may plan to continue to acquire businesses and technologies and form strategic alliances. However, businesses and technologies may not be available on terms and conditions the Company finds acceptable. The Company risks spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Acquisitions and alliances involve numerous risks which may include:

•	difficulties in achieving business and financial success;

•	difficulties and expenses incurred in assimilating and integrating operations, services, products, technologies or pre-existing relationships with the Company’s clients, distributors and suppliers;

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challenges with developing and operating new businesses, including those that are materially different from the Company’s existing businesses and that may require the development or acquisition of new internal capabilities and expertise;

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potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification the Company may obtain from the seller or the insurance acquired in connection with the transaction;

•	loss of key employees;

•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;

•	diversion of management’s attention from other business concerns;

•	a more expansive regulatory environment;

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acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of the Company’s common stock to the shareholders of the acquired company, dilutive to the percentage of ownership of the Company’s existing shareholders;

•	differences in foreign business practices, customs and importation regulations, language and other cultural barriers in connection with the acquisition of foreign companies;

•	new technologies and products may be developed that cause businesses or assets the Company acquires to become less valuable; and

•	disagreements or disputes with prior owners of an acquired business, technology, service or product that may result in litigation expenses and diversion of the Company’s management’s attention.

If an acquired business, technology or an alliance does not meet the Company’s expectations, its results of operations may be adversely affected.

Some of the same risks exist when the Company decides to sell a business, site or product line. In addition, divestitures could involve additional risks, including the following:

•	difficulties in the separation of operations, services, products, and personnel;

•	diversion of management’s attention from other business concerns; and

•	the need to agree to retain or assume certain current or future liabilities in order to complete the divestiture.

The Company continually evaluates the performance and strategic fit of its businesses (including specific product lines and service offerings) to determine whether any divestitures are appropriate. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets and which could have an adverse effect on the Company’s results of operations and financial condition. In addition, the Company may encounter difficulty in finding buyers or alternative exit strategies at acceptable prices and terms, and in a timely manner. The Company may not be successful in managing these or any other significant risks that it encounters in divesting a business, site or product line or service offering and, as a result, may not achieve some or all of the expected benefits of the divestiture.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

The Company’s Annual Information Form can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) under present U.S. federal income tax laws of the acquisition, ownership, and disposition of the Offered Shares. For purposes of this discussion, a “U.S. Holder” generally means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, any of the following:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular U.S. Holder in light of that U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. In addition, this discussion does not discuss the U.S. federal Medicare tax on net investment income and U.S. federal alternative minimum tax. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This discussion may not apply, in whole or in part, to particular U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	banks, thrifts, and other financial institutions;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons that hold Offered Shares as part of a straddle, hedge, appreciated financial position, conversion transaction or other risk reduction strategy;

•	persons that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	mutual funds, grantor trusts, subchapter S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	persons who acquired their Offered Shares pursuant to the exercise of employee stock options or otherwise acquired depositary shares as compensation or through a tax-qualified retirement plan;

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

•

persons required to accelerate the recognition of any item of gross income for United States federal income tax purposes with respect to the Offered Shares as a result of such item being taken into account in an applicable financial statement;

•	persons that own, directly, indirectly or constructively, 10% or more of the Common Shares (by vote or value) for U.S. federal income tax purposes; and

•	certain U.S. expatriates.

This summary does not address the tax considerations that may be relevant to subsequent purchasers of the Offered Shares. The Company has not sought and does not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. There can be no assurance that a court will not sustain any challenge by the IRS.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its own tax advisor as to the particular U.S. federal income tax considerations of acquiring, holding and disposing the Offered Shares.

In addition, all U.S. Holders should consult their own tax advisors concerning the tax consequences of the acquisition, ownership, and disposition of the Offered Shares in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of U.S. federal tax laws other than income tax laws (such as estate and gift tax laws), and U.S. state and local, and non-U.S. tax laws.

Cash Distributions

Subject to the application of the PFIC (defined below) rules discussed below, a U.S. Holder that receives a cash distribution with respect to an Offered Share generally will be required to include the amount of the distribution in gross income as a dividend (without reduction for any Canadian tax withheld from the distribution) to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of the distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Offered Shares and thereafter will be treated as gain from the sale or exchange of the Offered Shares. The Company does not currently expect to calculate its earnings and profits under United States federal income tax principles and cannot provide U.S. Holders with such information. Therefore, U.S. Holders should expect the entire amount of a cash distribution received to be treated as a dividend as described above.

The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of the distribution by the U.S. Holder (with the value of the distribution computed before any reduction for any Canadian withholding tax), regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not recognize foreign currency gain or loss on the conversion. If the Canadian dollars are not converted into U.S. dollars on the date of receipt, the U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars on the date of receipt. The tax basis will be used to measure foreign currency gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of the Canadian dollars generally will be treated as ordinary income or loss to the U.S. Holder and generally will be income or loss from sources within the U.S. for U.S. foreign tax credit purposes.

Cash distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the U.S. and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Dividends will not be eligible for the “dividends received” deduction

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

If, as expected, the Offered Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Offered Shares are not so tradable) if the Company is eligible for benefits under the Treaty, and if certain holding period and other requirements are met, including that the Company is not a PFIC for the taxable year or the immediately preceding taxable year, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by non-corporate U.S. Holders (including individuals) from the Company will be subject to U.S. federal income tax at preferential rates.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an Offered Share. The amount of gain or loss will equal the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Offered Share. The capital gain or loss generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other taxable disposition, the Offered Share was held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss generally will be sourced within the U.S. for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special adverse tax rules may apply to U.S. Holders if the Company is treated as a “passive foreign investment company” (“PFIC”), under U.S. federal income tax rules at any time when a U.S. Holder holds the Offered Shares. A non-U.S. corporation is treated as a PFIC if during any taxable year, either (1) 75% or more of its gross income consists of certain types of “passive income”, or (2) 50% or more of its assets are “passive assets” based on a quarterly average of the fair market value of the assets of the corporation. For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, and “passive assets” are assets that produce passive income or are held for the production of passive income. The Company believes that it was not a PFIC for its tax year ended April 30, 2022, and the Company does not expect to become a PFIC for the tax year ending April 30, 2023 or any subsequent year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, because this determination is made annually at the end of the taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control and subject to differing interpretations, there can be no assurance that the Company will not become a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences, including being subject to increased tax liability (generally including an interest charge) upon the receipt of certain distributions treated as “excess distributions” or the possible characterization of gain from the sale, exchange or other taxable disposition of Offered Shares as ordinary income. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from the treatment of the Company as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC.

IMMUNOPRECISE ANTIBODIES LTD. MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2022

Backup Withholding Tax and Information Reporting

Under certain circumstances, U.S. backup withholding and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Offered Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding (currently at the rate of 24%) also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

THIS DISCUSSION IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE APPLICATION OF U.S. FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS (SUCH AS ESTATE AND GIFT TAX LAWS), AND THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.